May 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ken Ellington

Re:	Response to Staff Comments on Sarbanes-Oxley Review of the Shareholder Report for Schwartz Investment Trust, file nos. 033-51626/811-07148, for the fiscal period ended 12/31/2021 (the “Registrant”)

Dear Mr. Ellington:

We have reviewed your comments, received on April 25, 2022, to the Registrant’s Shareholder Report on Form N-CSR, as filed with the Securities and Exchange Commission, on behalf of each of the Registrant’s series. For your convenience, we have included each of your comments, followed by our response.

1.	Comment: Schwartz Value Focused Fund (the “Fund”) holds a significant amount of its net assets in Texas Pacific Land Corporation (“Texas Pacific”) (29.2% as of December 31, 2021). However, the Fund’s most recent prospectus does not include disclosure of the risks related to investing in Texas Pacific. Please explain why investing in Texas Pacific has not been included as a principal risk of the Fund.

Response: As of December 31, 2020, the Fund held less than 25% of its net assets in Texas Pacific. Now that more than 25% of the Fund’s net assets are invested in Texas Pacific, the Registrant has added the requested disclosure as a principal risk of the Fund in the Fund’s prospectus.

2.	Comment: Please provide disclosure in the Fund’s financial statements informing a shareholder how they may obtain a copy of Texas Pacific’s financial statements.

Response: The Registrant will add the requested disclosure in the Fund’s next shareholder report so long as the Fund continues to hold 25% or more of its net assets in Texas Pacific.

Should you have any comments or questions, please contact the undersigned at (212) 660-3067.

Sincerely,

/s/ Matthew J. Van Wormer

Matthew J. Van Wormer